UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012.

Commission File Number:  000-51625

China Linen Textile Industry, Ltd.

(Translation of registrant’s name into English)

Chengdong Street

Lanxi County, Heilongjiang Province

People’s Republic of China 151500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Certain Officers; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Ms. Jodie Zheng Wehner has tendered her resignation as chief financial officer of China Linen Textile Industry, Ltd. (the “Company”), effective June 1, 2012. Ms. Wehner’s resignation is for personal reasons and is not related to any known disagreement with the Company on any matter. On May 31, 2012,   the board of directors of the Company resolved to accept the resignation of Ms. Wehner and to appoint Ms. Xiaofang Huang to serve as the Company’s chief financial officer, effective June 1, 2012.  In connection with the appointment of Ms. Huang, the Company and Ms. Huang entered into an employment agreement (the “Employment Agreement”) on June 1, 2012.

Pursuant to the Employment Agreement, Ms. Huang is to serve as chief financial officer of the Company for a term of one year and will receive an annual salary of RMB 120,000 (approximately $18,927) payable in regular installments in accordance with the Company’s usual payroll practices.

Ms. Huang, 45, has been serving as the Company’s financial controller since January 31, 2010. Prior to that, she was chief financial officer of the Company from 2008. Ms. Huang has over twenty years’ accounting experience including seven years as a financial manager for Harbin Wanjiabao Fresh Milk Co., Ltd, and over five years as a financial executive of Harbin Shuaizhi Decoration Co., Ltd. She is experienced with the PRC GAAP which is similar to U.S. GAAP. Ms. Huang holds a bachelor degree in accountancy from Heilongjiang August First Land Reclamation University and a Chinese CPA and Certified Taxation Accountant license.

There is no family relationship between Ms. Huang and any of our other officers and directors. There are no understandings or arrangements between Ms. Huang and any other person pursuant to which Ms. Huang was selected as an officer.

Except for the aforementioned Employment Agreement, there has not been any transaction or currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which Ms. Huang had or will have a direct or indirect material interest since the beginning of the Company’s last fiscal year.

The forgoing description of the principal terms of the Employment Agreement is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the Employment Agreement attached hereto as Exhibit 10.1, which is incorporated herein by this reference.

Exhibits

10.1	Employment Agreement, dated June 1, 2012, between the Company and Ms. Xiaofang Huang.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Linen Textile Industry, Ltd.

By:	/s/ Gao Ren
Name:	Gao Ren
Title:	Chief Executive Officer and Chairman

Dated: June 1, 2012